EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Re: Immediate Supplementary Report - The District Court issued a Judgment in a Class Action Suit against Bezeq International

Tel Aviv, Israel - July 10, 2019 - Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), announced today that further to Bezeq’s Immediate Reports dated December 11, 2011 and March 14, 2016, and further to the description of Chapter A (Description of the Company’s Operations) of Bezeq’s 2018 Periodic Report regarding a claim and class action certification motion for approximately NIS 120 million, which was filed against the subsidiary Bezeq International Ltd. (“Bezeq International”) on grounds that on October 2011 Bezeq International failed to provide its Internet customers with the connection speed it had undertaken in the contract, a notification is hereby provided that Bezeq was notified by Bezeq International that on July 9, 2019 a judgment was handed down by the Central District Court of Lod, which approves the class action and obliges Bezeq International to pay compensation to its private internet customers, in the total amount of NIS 9 million.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.